UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 6, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

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(Signature)

Honesti Basyir

Chief of Financial Officer

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk

NOTICE

ANNUAL GENERAL MEETING OF SHAREHOLDERS 2014

(No.35/PR000/COP-A0070000/2014)

Pursuant to Article 11 and Article 13 paragraph 2, Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. herein after abbreviated as PT Telkom (further referred to as the “Company”), herewith announce to the Shareholders that the Company is to hold the Annual General Meeting of Shareholders (“AGMS”) 2014 on:

Day / Date Time Venue	: : :	Friday / April 4, 2014 13.30 Jakarta Time Ballroom 2, Hotel Mulia Senayan Jl. Asia Afrika Senayan Jakarta Selatan 10270

Those eligible to attend the AGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on March 19, 2014.

According to the paragraph 5, article 13 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by March 13, 2014.

Invitation for the Shareholder Meeting shall be announced on March  20, 2014.

Bandung, March 5, 2014

PT Telkom

Board of Directors